Mail Stop 4561

November 10, 2009

Mr. Noriaki Yamaguchi
Representative Director and Chief Financial Officer
Konami Corporation
7-2, Akasaka 9-chome
Minato-ku, Tokyo 107-8323
Japan

      Re: Konami Corporation
              Form 20-F for the Fiscal Year Ended March 31, 2009
              Filed August 3, 2009
              File No. 001-31452

Dear Mr. Yamaguci:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issued raised.

                           Sincerely,

                           /s/ Kathleen Collins

                           Kathleen Collins
                           Accounting Branch Chief